Filed Pursuant to Rule 424(b)(3)

Registration No. 333-113775

CONSOL ENERGY INC.

Prospectus Supplement dated June 30, 2004

to Prospectus dated March 30, 2004

On June 30, 2004, CONSOL Energy Inc. entered into a new $600 million credit facility consisting of a $400 million revolving credit facility and a Tranche B credit-linked deposit facility for the issuance of Tranche B letters of credit in an aggregate amount at any time outstanding of up to $200 million. In connection with the new credit facility, CONSOL also entered into a collateral trust agreement which provides that the $600 million credit facility and CONSOL’s outstanding 7 7/8% notes due 2012 and 8.25% notes due 2007 will be equally and ratably secured by substantially all of the assets of CONSOL and its subsidiaries.

The revolving credit and Tranche B letter of credit facilities will be used for general corporate purposes of CONSOL and its subsidiaries, including working capital, capital expenditures and letter of credit needs. The new facility replaces CONSOL’s previous $266.75 million bank credit facility. Current cash collateralized letters of credit issued under the previous facility will be transferred to the Tranche B facility and the $190 million of cash collateral will be released and used to pay down short term debt.

The credit facility contains covenants that, among other things, restrict the incurrence of indebtedness, the creation of liens, the payment of dividends on common stock (to $.56 per share per fiscal year so long as CONSOL has not achieved and maintained an investment grade rating), stock purchases or redemptions, dispositions of assets or subsidiaries, loans and investments and transactions with affiliates. The credit facility also limits capital expenditures (excluding assets purchased or leased through any permitted acquisitions, by the reinvestment of casualty insurance proceeds and in connection with permitted investments) to $450 million in 2004, $550 million in 2005, $550 million in 2006 and $400 million thereafter. In addition, the credit facility requires that CONSOL and its subsidiaries not permit the ratio of financial covenant debt to earnings before interest, taxes, depreciation and amortization, each as defined, to exceed 3.0 to 1 and the ratio of consolidated earnings before interest, taxes, depreciation and amortization to consolidated cash interest expense, each as defined, to be less than 4.5 to 1.

Borrowings under the revolving credit facility are available until June 30, 2009. Letters of credit under the Tranche B credit-linked deposit facility will expire not later than June 30, 2010. Borrowings will bear interest, at CONSOL’s option, at either a base rate or euro rate, plus an applicable margin based upon CONSOL’s debt rating. Initially, the applicable margin will be 3%.